UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-30571

Arden Realty Limited Partnership

(Exact name of registrant as specified in its charter)

11601 Wilshire Boulevard,
Fourth Floor
Los Angeles, California 90025-1740
(310) 966-2600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

8.875% Senior Notes due 2005
7.000% Notes due 2007
8.500% Senior Notes due 2010
9.150% Senior Notes due 2010
5.200% Notes due 2011
5.250% Notes due 2015

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

(Date of Event Which Requires Filing of the Statement)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

9.150% Senior Notes due 2010—7 holders	7.000% Notes due 2007—20 holders
8.500% Senior Notes due 2010—14 holders	5.200% Notes due 2011—25 holders
5.250% Notes due 2015—29 holders	8.875% Senior Notes due 2005—0 holders

Pursuant to the requirements of the Securities Exchange Act of 1934 Arden Realty Limited Partnership has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

ARDEN REALTY LIMITED PARTNERSHIP

		By:	Arden Realty, Inc., its general partner

Date:	May 2, 2006	By:	/s/ Kevin L. Korsh
Name: Kevin L. Korsh
Title: Vice President and Assistant Secretary

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

SEC 2069 (12-04)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.